UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2020

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Grupo Supervielle S.A. – RELEVANT FACT – Supplementary Notice Calling to AGM (RG 830/2020 of the National Securities Commission)

Buenos Aires, April 13, 2020

Messrs.

Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

Mercado Abierto Electrónico S.A.

Present

RE:	RELEVANT FACT – Supplementary Notice Calling to AGM (RG 830/2020 of the National Securities Commission)

Dear Sirs,

The purpose of this note is to inform the shareholders of Grupo Supervielle that, throughout the period in which the free movement of people in general is prohibited, limited or restricted as a consequence of the state of sanitary emergency by virtue of Decree No. 297/2020 and other regulations issued by the Argentine Executive Power and of General Resolution No. 830/2020 of the National Securities Commission, the Ordinary and Extraordinary Shareholders Meeting of Grupo Supervielle S.A. summoned for April 28, 2020 at 3:00 p.m. (the “AGM”) will be held virtually.

In order to partake at the AGM, the shareholders must communicate their attendance and send via email to AsuntosSocietarios@supervielle.com.ar until April 23, 2020 at 6:00 p.m., the “Shareholding Certificates to attend Shareholders Meetings” issued by Caja de Valores S.A., this being the only valid means for registration. In addition, shareholders must report the following information: name and surname or full company name; type and number of identity document or complete registration details and address. The representatives of the shareholders must email their relevant proxies issued in accordance with the provisions of the regulations in force to the same email address, until April 21, 2020 at 6:00 p.m. At the time of requesting their registration, shareholders must inform their contact details (telephone and email) in order to keep them informed of any measures that may be taken regarding the holding of the AGM.

The virtual AGM will be held on the date and time notified in the calling notices through the “Cisco Meeting Application” platform that allows: (i) the free access for all participants (shareholders, directors, statutory auditors and collaborators) to the AGM as if it were held in person; (ii) the possibility of participating with voice and vote through the simultaneous transmission of sound, images and words during the course of the AGM, ensuring equal treatment for all participants; and (iii) the recording of the AGM with its relevant backup in digital format.

One business day prior to the holding of the AGM, the registered shareholders will be sent a link to the tool “Cisco Meeting Application” and the respective access code to partake at the AGM, as well as the instructions for the use of the tool and the guidelines to facilitate the participation and casting of votes of the shareholders during the virtual session.

The AGM will begin at the notified time and no participants will be admitted after the commencement of the meeting. Prior to the opening of the AGM, each of the participants must prove their identity and indicate the place where they are. During the course of the AGM, shareholders may participate with voice and cast their votes verbally. The members of the Supervisory Committee that partake at the AGM will verify the compliance with the above-mentioned items, as well as the fulfillment with all precautions provided for in General Resolution 830/2020 of the National Securities Commission.

Yours faithfully,

_______________________

Ana Bartesaghi

Alternate Responsible Officer for Market Relations

Grupo Supervielle S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: April 13, 2020	By:	/s/ Alejandra Naughton
		Name:	Alejandra Naughton
		Title:	Chief Financial Officer